Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name & Address of Company
Transition Therapeutics Inc. (“Transition”)
101 College Street, Suite 200
Toronto, Ontario, M5G 1L7

Item 2.	Date of Material Change

July 23, 2013

Item 3.	News Release

A news release was disseminated through the services of Canada Newswire on July 23, 2013.

Item 4.	Summary of Material Change

Transition announced that it has acquired the rights to a to a novel small molecule transcriptional regulator (“TT-601”) from Eli Lilly and Company for the treatment of osteoarthritis

Item 5.1	Full Description of Material Change

Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator (“TT-601”) from Eli Lilly and Company for the treatment of osteoarthritis (“OA”) pain. TT-601 is a potent and selective ligand for a novel nuclear receptor target. Modulating the activity of this novel target in patients with osteoarthritis may provide pain relief to a large segment of OA patients who do not have adequate response to therapy with NSAIDs (non-steroidal anti-inflammatory drugs). TT-601 has completed preclinical development to date and Transition anticipates can enter the clinic in the first half of 2014.

Under the terms of the agreement, Transition has acquired the rights to develop and potentially commercialize TT-601. Lilly retains an option to reacquire all rights to TT-601 following review of clinical proof-of-concept study results. If Lilly exercises this option right, Transition would be eligible to receive milestone payments of approximately US$130 million and a high single-digit royalty on sales of products containing TT-601 should such products be successfully commercialized. If Lilly does not exercise this option right, Lilly would be eligible for a low single-digit royalty from Transition on sales of products containing TT-601 should such products be successfully commercialized.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

.	For further information on Transition contact Dr. Tony Cruz, Chief Executive Officer, at 416-260-7770, x.223 or tcruz@transitiontherapeutics.com

Item 9.	Date of Report

July 26, 2013